Exhibit 99.1

Financial Statements

Second Quarter Ended June 30, 2019

Aurinia Pharmaceuticals Inc. Interim Condensed Consolidated Statements of Financial Position (Unaudited) As at June 30, 2019
(expressed in thousands of US dollars)

	June 30, 2019 $	December 31, 2018 $
Assets
Current assets
Cash and cash equivalents	131,493	117,967
Short term investments	—	7,889
Accounts receivable and accrued interest receivable	248	217
Prepaid expenses and deposits	6,782	6,775
	138,523	132,848
Clinical trial contract deposits	358	358
Property and equipment (note 12)	425	41
Acquired intellectual property and other intangible assets	11,931	12,616
	151,237	145,863
Liabilities
Current liabilities
Accounts payable and accrued liabilities	6,989	7,071
Lease liability (note 12)	122	—
Deferred revenue	118	118
Contingent consideration (note 4)	71	72
	7,300	7,261
Lease liability (note 12)	290	—
Deferred revenue	265	324
Contingent consideration (note 4)	4,037	3,956
Derivative warrant liabilities (note 5)	13,477	21,747
	25,369	33,288
Shareholders’ Equity
Common shares (note 6)	543,824	504,650
Contributed surplus	27,138	24,690
Accumulated other comprehensive loss	(805)	(805)
Deficit	(444,289)	(415,960)
	125,868	112,575
	151,237	145,863
Commitments (note 10)
Subsequent events (note 13)
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Aurinia Pharmaceuticals Inc. Interim Condensed Consolidated Statements of Operations and Comprehensive Loss (Unaudited) For the three and six month periods ended June 30, 2019 and 2018
(expressed in thousands of US dollars, except per share data)

	Three months ended		Six months ended
	June 30, 2019 $	June 30, 2018 $	June 30, 2019 $	June 30, 2018 $
Revenue
Licensing revenue	29	29	59	59

Expenses
Research and development	11,152	10,504	21,783	19,391
Corporate, administration and business development	4,946	3,462	8,847	7,253
Amortization of acquired intellectual property and other intangible assets	347	397	693	793
Amortization of property and equipment	38	6	75	9
Other expenses (note 7)	720	—	720	—
	17,203	14,369	32,118	27,446
Loss before interest income, finance costs, change in estimated fair value of derivative warrant liabilities and income taxes	(17,174)	(14,340)	(32,059)	(27,387)
Interest income	787	632	1,598	872
Finance costs (note 7)	(123)	(66)	(189)	(106)
Loss before change in estimated fair value of derivative warrant liabilities and income taxes	(16,510)	(13,774)	(30,650)	(26,621)
Change in estimated fair value of derivative warrant liabilities (note 5)	625	(1,933)	2,350	(4,564)
Loss before income taxes	(15,885)	(15,707)	(28,300)	(31,185)
Income tax expense	16	—	29	—
Net loss and comprehensive loss for the period	(15,901)	(15,707)	(28,329)	(31,185)
Net loss per common share (note 8) (expressed in $ per share)
Basic and diluted loss per common share	(0.17)	(0.19)	(0.31)	(0.37)

Certain lines in the statement of operations and comprehensive loss have been disaggregated and re-labeled as described in note 7.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Aurinia Pharmaceuticals Inc. Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity (Unaudited) For the six month periods ended June 30, 2019 and 2018
(expressed in thousands of US dollars)

	Common shares $	Warrants $	Contributed surplus $	Deficit $	Accumulated other comprehensive loss $	Shareholders’ equity $
Balance – January 1, 2019	504,650	—	24,690	(415,960)	(805)	112,575
Issue of common shares	30,000	—	—	—	—	30,000
Share issue costs	(1,170)	—	—	—	—	(1,170)
Exercise of derivative warrants	7,413	—	—	—	—	7,413
Exercise of stock options	2,931	—	(1,116)	—	—	1,815
Stock based compensation	—	—	3,564	—	—	3,564
Net loss and comprehensive loss for the period	—	—	—	(28,329)	—	(28,329)
Balance - June 30, 2019	543,824	—	27,138	(444,289)	(805)	125,868

Balance – January 1, 2018	499,200	906	18,360	(351,840)	(805)	165,821
Exercise of warrants	3,935	(888)	—	—	—	3,047
Exercise of stock options	553	—	(206)	—	—	347
Stock based compensation	—	—	4,140	—	—	4,140
Net loss and comprehensive loss for the period	—	—	—	(31,185)	—	(31,185)
Balance - June 30, 2018	503,688	18	22,294	(383,025)	(805)	142,170
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Aurinia Pharmaceuticals Inc. Interim Condensed Consolidated Statements of Cash Flows (Unaudited) For the three and six month periods ended June 30, 2019 and 2018
(expressed in thousands of US dollars)

	Three months ended		Six months ended
	June 30, 2019 $	June 30, 2018 $	June 30, 2019 $	June 30, 2018 $
Cash flow provided by (used in)
Operating activities
Net loss for the period	(15,901)	(15,707)	(28,329)	(31,185)
Adjustments for
Amortization of deferred revenue	(29)	(29)	(59)	(59)
Amortization of property and equipment	38	6	75	9
Amortization of acquired intellectual property and other intangible assets	347	397	693	793
Amortization of short term investment discount (note 11)	1	5	5	11
Revaluation of contingent consideration	87	60	80	149
Foreign exchange impact on lease liability	10	—	18	—
Interest expense	10	—	21	—
Change in estimated fair value of derivative warrant liabilities	(625)	1,933	(2,350)	4,564
Stock-based compensation	1,960	2,029	3,564	4,140
	(14,102)	(11,306)	(26,282)	(21,578)
Net change in other operating assets and liabilities (note 11)	849	(983)	(120)	(5,091)
Net cash used in operating activities	(13,253)	(12,289)	(26,402)	(26,669)

Investing activities (note 11)
Proceeds on maturity of short term investment	3,974	10,001	7,884	10,001
Purchase of short term investments	—	—	—	(20,000)
Purchase of equipment	(22)	—	(34)	(22)
Capitalized patent costs	—	(31)	(8)	(31)
Net cash generated from (used in) investing activities	3,952	9,970	7,842	(10,052)

Financing activities (note 11)
Net proceeds from issuance of common shares	—	—	28,830	—
Proceeds from exercise of derivative warrants	—	—	1,493	—
Proceeds from exercise of warrants	—	3,047	—	3,047
Proceeds from exercise of stock options	464	347	1,815	347
Principal elements of lease payments	(29)	—	(52)	—
Net cash generated from financing activities	435	3,394	32,086	3,394
Increase (decrease) in cash and cash equivalents during the period	(8,866)	1,075	13,526	(33,327)
Cash and cash equivalents – Beginning of period	140,359	131,227	117,967	165,629
Cash and cash equivalents – End of period	131,493	132,302	131,493	132,302
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Aurinia Pharmaceuticals Inc. Notes to Interim Condensed Consolidated Statements (Unaudited) For the three and six month periods ended June 30, 2019 and 2018
(expressed in US dollars, tabular amounts in thousands)

1	Corporate information
Aurinia Pharmaceuticals Inc. or the Company is a late clinical stage biopharmaceutical company, focused on developing and commercializing therapies to treat targeted patient populations that are suffering from serious diseases with a high unmet medical need. The Company is currently developing voclosporin, an investigational drug, for the treatment of lupus nephritis (LN), focal segmental glomerulosclerosis (FSGS) and Dry Eye Syndrome (DES).

Aurinia's head office is located at #1203-4464 Markham Street, Victoria, British Columbia, V8Z 7X8. The Company has its registered office located at #201, 17904-105 Avenue, Edmonton, Alberta, T5S 2H5 where the finance function is performed.

Aurinia Pharmaceuticals Inc. is incorporated pursuant to the Business Corporations Act (Alberta). The Company’s common shares are currently listed and traded on the NASDAQ Global Market (NASDAQ) under the symbol AUPH and on the Toronto Stock Exchange (TSX) under the symbol AUP.

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Aurinia Pharma U.S., Inc. (Delaware incorporated) and Aurinia Pharma Limited (UK incorporated).

2	Basis of preparation
Statement of compliance
These interim condensed consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS), as applicable to interim financial reports including IAS 34, Interim Financial Reporting, and should be read in conjunction with the annual financial statements of the Company for the year ended December 31, 2018 which have been prepared in accordance with IFRS, as issued by International Accounting Standards Board (IASB).
These interim condensed consolidated financial statements were authorized for issue by the Board of Directors on August 6, 2019.
Basis of measurement
The interim condensed consolidated financial statements have been prepared on a going concern and historical cost basis, other than certain financial instruments recognized at fair value.
Functional and presentation currency
These interim condensed consolidated financial statements are presented in United States (US) dollars, which is the Company’s functional currency.

3	Accounting Policy
These interim condensed consolidated financial statements follow the same accounting policies and methods of their application as the December 31, 2018 annual audited consolidated financial statements except as described below for new accounting standards adopted effective January 1, 2019.

New Accounting Standards Adopted During the Period

IFRS 16— Leases
The Company has adopted IFRS 16 —Leases (IFRS 16) with the date of initial application of January 1, 2019 using the modified retrospective approach. In accordance with the transitional provisions in IFRS 16 comparative figures have not been restated, rather the reclassifications and adjustments arising from the adoption of this standard are recognized in the opening Statement of Financial Position on January 1, 2019. The impact of adoption of IFRS 16 is disclosed in Note 11.

The following policies are applicable from January 1, 2019. In the comparative period, leases were accounted for in accordance with the accounting policy for leases disclosed in the Company’s December 31, 2018 annual audited consolidated financial statements.

Policy applicable from January 1, 2019:
At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company assesses whether:

• the contract involves the use of an explicitly or implicitly identified asset;
• the Company has the right to obtain substantially all of the economic benefits from the use of the asset throughout the contract term;
• the Company has the right to direct the use of the asset.

(1)

Aurinia Pharmaceuticals Inc. Notes to Interim Condensed Consolidated Statements (Unaudited) For the three and six month periods ended June 30, 2019 and 2018
(expressed in US dollars, tabular amounts in thousands)

The Company recognizes a right-of-use asset and a lease liability at the commencement date of the lease, the date the underlying asset is available for use. Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any re-measurement of lease liabilities. The cost of right-of-use assets includes the initial amount of lease liabilities recognized, initial direct costs incurred, restoration costs, and lease payments made at or before the commencement date less any lease incentive received, if any.

Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the right-of-use assets are depreciated on a straight-line basis over the shorter of the estimated useful life and the lease term. Right-of-use assets are subject to impairment.

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The lease payments include fixed payments, variable lease payments that depend on an index or a rate, amounts expected to be paid under residual value guarantees and the exercise price of a purchase option reasonably certain to be exercised by the Company.

After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the fixed lease payments or a change in the assessment to purchase the underlying asset.

The Company presents right-of-use assets in the property and equipment line and lease liabilities in the lease liability line on the interim condensed statement of financial position.

Short-term leases and leases of low value assets
The Company has elected to use the practical expedient permitted by the standard and not to recognize right-of-use assets and lease liabilities for leases that have a lease term of 12 months or less and do not contain a purchase option or for leases related to low value assets. Lease payments on short-term leases and leases of low value assets are recognized as an expense in the interim condensed statement of operations and comprehensive loss.

Critical Judgements in determining the lease term
In determining the lease term, management considers all facts and circumstances that create economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

4	Contingent consideration
The outstanding fair value of contingent consideration payable to ILJIN an affiliated shareholder and related party, is the result of an Arrangement Agreement (the Agreement) completed on September 20, 2013 between the Company, Aurinia Pharma Corp. and ILJIN. Pursuant to the Agreement, the remaining payments of up to $7,850,000 may be paid dependent on the achievement of pre-defined clinical and marketing milestones.
Previously, in 2017 the Company paid ILJIN $2,150,000 upon the achievement of two specific milestones reducing the original $10,000,000 contingent consideration to $7,850,000.
At June 30, 2019, if all of the remaining milestones are met, the timing of these payments is estimated to occur as follows:

$
2019	100
2020	—
2021	6,625
2022	500
2023	125
2024	500
7,850

The fair value estimates at June 30, 2019 were based on a discount rate of 10% (December 31, 2018 - 10%) and a presumed payment range between 50% and 74% (December 31, 2018 - 50% and 74%). The fair value of this contingent consideration as at June 30, 2019 was estimated to be $4,108,000 (December 31, 2018 - $4,028,000) and was determined by estimating the probability and timing of achieving the milestones and applying the income approach.

(2)

Aurinia Pharmaceuticals Inc. Notes to Interim Condensed Consolidated Statements (Unaudited) For the three and six month periods ended June 30, 2019 and 2018
(expressed in US dollars, tabular amounts in thousands)

The change in expected timing of milestone payments and passage of time, on revaluation, resulted in an increase in contingent consideration of $87,000 and $80,000 respectively for the three and six months ended June 30, 2019 compared to an increase in contingent consideration of $60,000 and $149,000 for the same periods in 2018.

This is a Level 3 recurring fair value measurement. If the probability for success were to increase by a factor of 10% for each milestone, this would increase the net present value (NPV) of the obligation by approximately $635,000 as at June 30, 2019. If the probability for success were to decrease by a factor of 10% for each milestone, this would decrease the NPV of the obligation by approximately $635,000 as at June 30, 2019. If the discount rate were to increase to 12%, this would decrease the NPV of the obligation by approximately $158,000. If the discount rate were to decrease to 8%, this would increase the NPV of the obligation by approximately $173,000.

5	Derivative warrant liabilities
In accordance with IFRS, a contract to issue a variable number of shares fails to meet the definition of equity and must instead be classified as a derivative liability and measured at fair value with changes in fair value recognized in the consolidated statements of operations and comprehensive loss at each period-end. The derivative liabilities will ultimately be converted into the Company’s equity (common shares) when the warrants are exercised, or will be extinguished on the expiry of the outstanding warrants, and will not result in the outlay of any cash by the Company. Immediately prior to exercise, the warrants are remeasured at their estimated fair value. Upon exercise, the intrinsic value is transferred to share capital (the intrinsic value is the share price at the date the warrant is exercised less the exercise price of the warrant) . Any remaining fair value is recorded through the statement of operations and comprehensive loss as part of the change in estimated fair value of derivative warrant liabilities.

	December 28, 2016 Warrants		February 14, 2014 Warrants		Total
	# of warrants (in thousands)	$	# of warrants (in thousands)	$	# of warrants (in thousands)	$
Balance at January 1, 2019	3,523	15,475	1,738	6,272	5,261	21,747
Conversion to equity (common shares) upon exercise of warrants	—	—	(1,738)	(5,920)	(1,738)	(5,920)
Revaluation of derivative warrant liability	—	(1,373)	—	(352)	—	(1,725)
Balance at March 31, 2019	3,523	14,102	—	—	3,523	14,102
Revaluation of derivative warrant liability	—	(625)	—	—	—	(625)
Balance at June 30, 2019	3,523	13,477	—	—	3,523	13,477

Balance at January 1, 2018	3,523	8,948	1,738	2,845	5,261	11,793
Revaluation of derivative warrant liability	—	1,903	—	728	—	2,631
Balance at March 31, 2018	3,523	10,851	1,738	3,573	5,261	14,424
Revaluation of derivative warrant liability	—	1,231	—	702	—	1,933
Balance at June 30, 2018	3,523	12,082	1,738	4,275	5,261	16,357

Derivative warrant liability related to December 28, 2016 Bought Deal public offering
On December 28, 2016, the Company completed a $28,750,000 Bought Deal public offering (the Offering). Under the terms of the Offering, the Company issued 12,778,000 units at a subscription price per Unit of $2.25, each Unit consisting of one common share and one-half (0.50) of a common share purchase warrant (a Warrant), exercisable for a period of five years from the date of issuance at an exercise price of $3.00. The holders of the Warrants issued pursuant to this offering may elect, if the Company does not have an effective registration statement registering or the prospectus contained therein is not available for the issuance of the Warrant Shares to the holder, in lieu of exercising the Warrants for cash, a cashless exercise option to receive common shares equal to the fair value of the Warrants. The fair value is determined by multiplying the number of Warrants to be exercised by the weighted average market price less the exercise price with the difference divided by the weighted average market price. If a Warrant holder exercises this option, there will be variability in the number of shares issued per Warrant.
At initial recognition on December 28, 2016, the Company recorded a derivative warrant liability of $7,223,000 based on the estimated fair value of the Warrants.
There were no derivative warrant exercises in the three and six month periods ended June 30, 2019 and June 30, 2018 for the December 28, 2016 derivate warrants.
The Company uses the Black-Scholes pricing model to estimate fair value. The Company considers expected volatility of its common shares in estimating its future stock price volatility. The risk-free interest rate for the life of the Warrants was based on the yield available on government benchmark bonds with an approximate equivalent remaining term at the time of issue. The life of warrant is based on the contractual term.

(3)

Aurinia Pharmaceuticals Inc. Notes to Interim Condensed Consolidated Statements (Unaudited) For the three and six month periods ended June 30, 2019 and 2018
(expressed in US dollars, tabular amounts in thousands)

As at June 30, 2019, the Company revalued the remaining derivative warrants at an estimated fair value of $13,477,000 (December 31, 2018 – $15,475,000). The Company recorded a decrease in the estimated fair value of the derivative warrant liability of $625,000 and $1,998,000 for the three and six months ended June 30, 2019 (June 30, 2018 - increase of $1,231,000 and $3,134,000).
The following assumptions were used to estimate the fair value of the derivative warrant liability on June 30, 2019 and December 31, 2018.

	June 30, 2019 $	December 31, 2018 $
Annualized volatility	40%	55%
Risk-free interest rate	1.72%	2.45%
Life of warrants in years	2.50	2.99
Dividend rate	0.0%	0.0%
Market price	6.58	6.82
Fair value per Warrant	3.82	4.39
These derivative warrant liabilities are Level 3 recurring fair value measurements. The key Level 3 inputs used by management to estimate the fair value are the market price and the expected volatility. If the market price were to increase by a factor of 10%, this would increase the estimated fair value of the obligation by approximately $2,222,000 as at June 30, 2019. If the market price were to decrease by a factor of 10%, this would decrease the estimated fair value of the obligation by approximately $2,183,000. If the volatility were to increase by 10%, this would increase the estimated fair value of the obligation by approximately $168,000. If the volatility were to decrease by 10%, this would decrease estimated fair value of the obligation by approximately $143,000 as at June 30, 2019.
Derivative warrant liability related to February 14, 2014 private placement offering
On February 14, 2014, the Company completed a $52,000,000 private placement. Under the terms of the Offering, the Company issued 18,919,404 units at a subscription price per Unit of $2.7485, each Unit consisting of one common share and one-quarter (0.25) of a common share purchase warrant (a Warrant), exercisable for a period of five years from the date of issuance at an exercise price of $3.2204. The holders of the Warrants issued pursuant to the February 14, 2014 private placement may elect, in lieu of exercising the Warrants for cash, a cashless exercise option to receive common shares equal to the fair value of the Warrants based on the number of Warrants to be exercised multiplied by a five-day weighted average market price less the exercise price with the difference divided by the weighted average market price. If a Warrant holder exercises this option, there will be variability in the number of shares issued per Warrant.
In the three month period ended March 31, 2019, the 1,738,000 derivative warrants outstanding at December 31, 2018 related to the February 14, 2014 private placement offering, were exercised. Certain holders of these Warrants elected the cashless exercise option and the Company issued 687,000 common shares on the cashless exercise of 1,274,000 Warrants. The remaining 464,000 warrants were exercised for cash, at a price of $3.2204 per common share and the Company received cash proceeds of $1,493,000 upon the issuance of 464,000 common shares. Pursuant to the exercise of these warrants, the Company transfered $5,920,000 from derivative warrant liabilities to equity (common shares) and recorded a net adjustment of $352,000 through the Statement of Operations and Comprehensive Loss. As a result, the derivative warrant liability of $6,272,000 at December 31, 2018 related to the February 14, 2014 private placement offering has been extinguished upon the exercise of the aforementioned warrants.

(4)

Aurinia Pharmaceuticals Inc. Notes to Interim Condensed Consolidated Statements (Unaudited) For the three and six month periods ended June 30, 2019 and 2018
(expressed in US dollars, tabular amounts in thousands)

6	Share capital

a)	Common shares
Authorized
Unlimited common shares without par value

Issued

	Common shares
	Number (in thousands)	$
Balance as at January 1, 2019	85,500	504,650
Issued pursuant to At The Market (ATM) Facility	4,608	28,830
Issued pursuant to exercise of derivative liability warrants (note 5)	1,151	7,413
Issued pursuant to exercise of stock options	534	2,931
Balance as at June 30, 2019	91,793	543,824

Balance as at January 1, 2018	84,052	499,200
Issued pursuant to exercise of warrants	1,158	3,935
Issued pursuant to exercise of stock options	111	553
Balance as at June 30, 2018	85,321	503,688
ATM Facility
On November 30, 2018 the Company entered into an Open Market Sale Agreement (the “Sale Agreement”) with Jefferies LLC (“Jefferies”) pursuant to which the Company sold, through at-the-market (“ATM”) offerings, common shares that would have an aggregate offering price of up to US$30,000,000. Aurinia filed a prospectus supplement with securities regulatory authorities in Canada in the provinces of British Columbia, Alberta and Ontario, and with the United States Securities and Exchange Commission, which supplements Aurinia’s short form base shelf prospectus dated March 26, 2018, and Aurinia’s shelf registration statement on Form F-10 dated March 26, 2018, declared effective on March 29, 2018. Sales from the ATM offering were only conducted in the United States through NASDAQ at market prices.
Pursuant to this agreement the ATM Facility was fully utilized in the three months ended March 31, 2019 resulting in gross proceeds of $30,000,000 upon the issuance of 4,608,000 common shares at a weighted average price of $6.51. The Company incurred share issue costs of $1,170,000 including a 3% commission of $900,000 paid to the agent and professional and filing fees of $270,000 directly related to the ATM.

b)	Stock options and compensation expense
A summary of the stock options outstanding as at June 30, 2019 and June 30, 2018 and changes during the periods ended on those dates is presented below:

	2019		2018
	Number	Weighted average exercise price in CA$	Number	Weighted average exercise price in CA$
Outstanding – Beginning of period	7,591	5.51	4,864	4.80
Granted pursuant to Stock Option Plan	1,480	8.08	2,978	6.53
Granted pursuant to Section 613(c) of TSX manual	1,600	8.45	—	—
Exercised	(534)	4.55	(111)	4.08
Forfeited	(273)	6.74	—	—
Outstanding – End of period	9,864	6.39	7,731	5.48
Options exercisable – End of period	5,211	5.42	3,581	4.68

(5)

Aurinia Pharmaceuticals Inc. Notes to Interim Condensed Consolidated Statements (Unaudited) For the three and six month periods ended June 30, 2019 and 2018
(expressed in US dollars, tabular amounts in thousands)

The maximum number of Common Shares issuable under the Stock Option Plan is equal to 12.5% of the issued and outstanding Common Shares at the time the Common Shares are reserved for issuance. As at June 30, 2019 there were 91,793,000 Common Shares of the Company issued and outstanding, resulting in a maximum of 11,474,000 options available for issuance under the Stock Option Plan. An aggregate total of 8,145,000 options are presently outstanding in the Stock Option Plan, representing 8.9% of the issued and outstanding Common Shares of the Company.
In addition, on April 29, 2019, the Company granted 1,600,000 inducement stock options to the new Chief Executive Officer pursuant to Section 613(c) of the TSX Company Manual at a price of $6.28 (CA$8.45). The first 25% of these options vest on the one year anniversary of grant, and the remaining 75% vest in equal amounts over 36 months following the one year anniversary date and are exercisable for a term of ten years. These options are recorded outside of the Company’s stock option plan.
Previously, on May 2, 2016, the Company granted 200,000 inducement stock options to a new employee pursuant to Section 613(c) of the TSX Company Manual at a price of $2.92 (CA$3.66). These options vest in equal amounts over 36 months and are exercisable for a term of five years. At June 30, 2019 this employee currently holds 119,000 of these options. These options are recorded outside of the Company’s stock option plan.
The Stock Option Plan requires the exercise price of each option to be determined by the Board of Directors and not to be less than the closing market price of the Company’s stock on the day immediately prior to the date of grant. Any options which expire may be re-granted. The Board of Directors approves the vesting criteria and periods at its discretion. The options issued under the plan are accounted for as equity-settled share-based payments.
A summary of the stock options granted pursuant to the Stock Option Plan for the period ended June 30, 2019 and June 30, 2018 is presented below:
Six month period ended June 30, 2019

Grant date	Grant price(6) US$	Grant price(6) CA$	Number (in thousands)
January 29, 2019 - Directors(1)	6.06	8.04	210
January 29, 2019 - Officers(4)	6.06	8.04	875
January 29, 2019 - Employees(2)	6.06	8.04	260
January 29, 2019 - Employees(3)	6.06	8.04	20
March 29, 2019 - Employees(3)	6.42	8.62	10
April 2, 2019 - Employees(3)	6.72	8.97	30
April 24, 2019 - Employees(3)	6.29	8.48	5
April 29, 2019 - Chief Executive Officer (5)	6.28	8.45	1,600
April 29, 2019 - Directors(1)	6.28	8.45	60
April 29, 2019 - Employees(3)	6.28	8.45	10
			3,080
Six month period ended June 30, 2018

Grant date	Grant price(6) US$	Grant price(6) CA$	Number (in thousands)
February 1, 2018 - Employees(2)	5.30	6.52	503
February 1, 2018 - Officers(2)	5.30	6.52	1,675
February 5, 2018 - Chief Executive Officer(2)	5.19	6.42	400
February 5, 2018 - Directors(1)	5.19	6.42	150
February 9, 2018 - Director(1)	5.09	6.40	50
February 22, 2018 - Director(1)	5.46	6.92	50
March 21, 2018 - Officer (3)	5.40	7.06	150
			2,978

1.	These options vest in equal amounts over 12 months and are exercisable for a term of ten years.

2.	These options vest in equal amounts over 36 months and are exercisable for a term of ten years.

3.	These options vest 12/36 on the 12-month anniversary date and thereafter 1/36 per month over the next 24 months and are exercisable for a term of ten years.

4.	These options vest in equal amounts over 24 months and are exercisable for a term of ten years.

5.	These options vest 25% on the 12-month anniversary date and thereafter 75% vest 1/36 per month over the next 36 months and are exercisable for a term of ten years.

6.	Stock options are granted at a Canadian Dollar (CA$) exercise price, and converted to US Dollars (US$) based on the exchange rate when these stock options are granted.

(6)

Aurinia Pharmaceuticals Inc. Notes to Interim Condensed Consolidated Statements (Unaudited) For the three and six month periods ended June 30, 2019 and 2018
(expressed in US dollars, tabular amounts in thousands)

Dr. Glickman and the Company entered into a transition agreement whereby upon his retirement as Chairman of the Board and Chief Executive Officer of the Company Dr. Glickman will continue to provide substantive services as an adviser, to the Company for a period of 12 months commencing May 6, 2019. Management applied judgment in assessing if the services to be provided are substantive. Unvested stock options at May 6, 2019 were modified such that they will vest in equal installments over the next 12 months , subject to Dr. Glickman remaining an adviser to the Company at each of the vesting dates.
The transition agreement resulted in 100,000 stock options that would have been forfeited at May 6, 2020 vesting on an accelerated timeline. Therefore, the Company considered that the amount expensed for such awards to date should be reversed. The Company recognized these 100,000 stock options as a new grant based on the fair value at the date of the transition agreement which will be expensed as they vest over the transition period.The Company also revised the allocation over the remaining vesting period to reflect the graded nature of the vesting over the transition period, at one twelfth per month.
Application of the fair value method resulted in charges to stock-based compensation expense of $1,960,000 and $3,564,000 for the three and six months ended June 30, 2019 (2018 – $2,029,000 and $4,140,000) with corresponding credits to contributed surplus. For the three and six month periods ended June 30, 2019, stock compensation expense has been allocated to research and development expense in the amount of $749,000 and $1,611,000 respectively (2018 – $770,000 and $1,554,000) and corporate, administration and business development expense in the amount of $1,211,000 and $1,953,000 (2018 – $1,259,000 and $2,586,000).
If the stock price volatility was higher by a factor of 10% on the option grant dates in 2019, this would have increased annual stock compensation expense by approximately $158,000. If the stock price volatility was lower by a factor of 10% on the grant date, this would have decreased annual stock compensation expense by approximately $162,000.
The Company used the Black-Scholes option pricing model to estimate the fair value of the options granted in 2019 and 2018.
The Company considers historical volatility of its common shares in estimating its future stock price volatility. The risk-free interest rate for the expected life of the options was based on the yield available on government benchmark bonds with an approximate equivalent remaining term at the time of the grant. The expected life is based upon the contractual term, taking into account expected employee exercise and expected post-vesting employment termination behavior.
The following weighted average assumptions were used to estimate the fair value of the options granted during the six months ended June 30, 2019:

	June 30, 2019	June 30, 2018
Annualized volatility	52%	55%
Risk-free interest rate	1.68%	2.04%
Expected life of options in years	4.0 years	4.0 years
Estimated forfeiture rate	16.1%	22.4%
Dividend rate	0.0%	0.0%
Exercise price	$6.19	$5.28
Market price on date of grant	$6.19	$5.28
Fair value per common share option	$2.60	$2.33

The following table summarizes information on stock options outstanding as at June 30, 2019:

Options outstanding			Options exercisable
Range of exercise prices CA$	Number outstanding (in thousands)	Weighted average remaining contractual life (years)	Number outstanding (in thousands)
3.39 - 3.96	666	3.15	660
4.21 - 5.19	2,770	5.28	2,422
6.40 - 6.92	2,575	8.30	1,256
7.06 - 7.70	240	8.65	100
8.04 - 8.62	3,270	9.55	525
8.97 - 9.45	343	7.99	248
	9,864	7.52	5,211

(7)

Aurinia Pharmaceuticals Inc. Notes to Interim Condensed Consolidated Statements (Unaudited) For the three and six month periods ended June 30, 2019 and 2018
(expressed in US dollars, tabular amounts in thousands)

7	Other expenses and finance costs

	Three months ended		Six months ended
	June 30, 2019 $	June 30, 2018 $	June 30, 2019 $	June 30, 2018 $
Other expenses
Proxy contest costs	720	—	720	—

Finance costs
Interest expense	10	—	21	—
Revaluation adjustment on contingent consideration (note 4)	87	60	80	149
Foreign exchange loss (gain) and other	26	6	88	(43)
	123	66	189	106
Other expenses is comprised of proxy contest costs related to a dissident shareholder's challenge of the Company's 2019 annual general meeting proxy.
Previously, finance income and costs were labeled on the statement of operations and comprehensive loss as other income. In the current period they have been disaggregated and re-labeled as interest income and finance costs.

8	Net loss per common share
Basic and diluted net loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding for the period. In determining diluted net loss per common share, the weighted average number of common shares outstanding is adjusted for stock options and warrants eligible for exercise where the average market price of common shares for the three and six months ended June 30, 2019 exceeds the exercise price. Common shares that could potentially dilute basic net loss per common share in the future that could be issued from the exercise of stock options and warrants were not included in the computation of the diluted loss per common share for the three and six months ended June 30, 2019 because to do so would be anti-dilutive.
The numerator and denominator used in the calculation of historical basic and diluted net loss amounts per common share are as follows:

	Three months ended		Six months ended
	June 30, 2019 $	June 30, 2018 $	June 30, 2019 $	June 30, 2018 $
Net loss for the period	(15,901)	(15,707)	(28,329)	(31,185)

	Number		Number
Weighted average common shares outstanding	91,768	84,350	90,961	84,833
	$	$	$	$
Net loss per common share (expressed in $ per share)	(0.17)	(0.19)	(0.31)	(0.37)

The outstanding number and type of securities that would potentially dilute basic loss per common share in the future and which were not included in the computation of diluted loss per share, because to do so would have reduced the loss per common share (anti-dilutive) for the periods presented, are as follows:

	Three months ended		Six months ended
	June 30, 2019 $	June 30, 2018 $	June 30, 2019 $	June 30, 2018 $
Stock options	1,954	1,374	1,954	1,296
Warrants (derivative liabilities)	1,875	2,359	1,887	2,262
Warrants (equity)	—	10	—	10
	3,829	3,743	3,841	3,568

(8)

Aurinia Pharmaceuticals Inc. Notes to Interim Condensed Consolidated Statements (Unaudited) For the three and six month periods ended June 30, 2019 and 2018
(expressed in US dollars, tabular amounts in thousands)

9	Segment disclosures
The Company’s operations comprise a single reporting segment engaged in the research, development and commercialization of therapeutic drugs. As the operations comprise a single reporting segment, amounts disclosed in the consolidated financial statements represent those of the single reporting unit. The Company’s long-lived assets are located in Canada. The reported licensing revenue was generated in China.
10.     Commitments
The Company has entered into contractual obligations for services and materials required for its clinical trial program, drug manufacturing and other operational activities. Future minimum payments to exit the Company’s contractual commitments are as follows:

	Total (in thousands)	Less than one year (in thousands)	One to three years (in thousands)	Four to five years (in thousands)
	$	$	$	$
Short-term lease and variable payment obligations	304	122	182	—
Purchase obligations	17,161	16,911	242	8
Total	17,465	17,033	424	8

11	Supplementary cash flow information
Net change in other operating assets and liabilities

	Three months ended		Six months ended
	June 30, 2019 $	June 30, 2018 $	June 30, 2019 $	June 30, 2018 $
Accounts receivable	128	(82)	(31)	(198)
Prepaid expenses and deposits	(68)	(666)	(7)	(1,610)
Clinical trial contract deposits	—	—	—	(210)
Accounts payable and accrued liabilities	789	(235)	(82)	(3,073)
	849	(983)	(120)	(5,091)
Interest received	908	601	1,556	673

(9)

Aurinia Pharmaceuticals Inc. Notes to Interim Condensed Consolidated Statements (Unaudited) For the three and six month periods ended June 30, 2019 and 2018
(expressed in US dollars, tabular amounts in thousands)

Cash flows from financing and investing activities:

	Short term investments $	Contingent consideration $	Derivative warrants December 28, 2016 $	Derivative warrants February 14, 2014 $	Common shares $	Warrants $	Contributed surplus $
Balance at January 1, 2019	7,889	(4,028)	(15,475)	(6,272)	(504,650)	—	(24,690)
Cash flow - Proceeds from short term investment	(7,884)	—	—	—	—	—	—
Cash flow - Net proceeds from ATM	—	—	—	—	(28,830)	—	—
Cash flow - Proceeds from exercise of derivative warrants	—	—	—	—	(1,493)	—	—
Cash flow - Proceeds from exercise of options	—	—	—	—	(1,815)	—	—
Non-cash changes - Conversion to common shares	—	—	—	5,920	(7,036)	—	1,116
Non-cash changes - Fair value adjustments	—	(80)	1,998	352	—	—	—
Non-cash changes - Stock Based Compensation	—	—	—	—	—	—	(3,564)
Non-cash changes - Other	(5)	—	—	—	—	—	—
Balance at June 30, 2019	—	(4,108)	(13,477)	—	(543,824)	—	(27,138)

Balance at January 1, 2018	7,833	(3,792)	(8,948)	(2,845)	(499,200)	(906)	(18,360)
Cash flow - Purchases	20,000	—	—	—	—	—	—
Cash flow - Proceeds from short term investment	(10,001)	—	—	—	—	—	—
Cash flow - Proceeds from exercise of warrants	—	—	—	—	(3,047)	—	—
Cash flow - Proceeds from exercise of options	—	—	—	—	(347)	—	—
Non-cash changes - Conversion to common shares	—	—	—	—	(1,094)	888	206
Non-cash changes - Fair value adjustments	—	(149)	(3,134)	(1,430)	—	—	—
Non-cash changes - Stock Based Compensation	—	—	—	—	—	—	(4,140)
Non-cash changes - opening adjustment on change in accounting policy	78	—	—	—	—	—	—
Non-cash changes - Other	(11)	—	—	—	—	—	—
Balance at June 30, 2018	17,899	(3,941)	(12,082)	(4,275)	(503,688)	(18)	(22,294)

12	Leases
The Company adopted IFRS 16 using the modified retrospective method with the date of initial application of January 1, 2019. Under this method, the standard is applied retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application. The Company also elected to use the practical expedients permitted by the standard for lease contracts that, at the commencement date, have a lease term of 12 months or less and do not contain a purchase option and lease contracts for which the underlying asset is of low value. The Company has also elected not to reassess whether a contract is, or contains a lease at the date of initial application.

(10)

Aurinia Pharmaceuticals Inc. Notes to Interim Condensed Consolidated Statements (Unaudited) For the three and six month periods ended June 30, 2019 and 2018
(expressed in US dollars, tabular amounts in thousands)

On adoption the Company was required to analyze all current commitments and determine which agreements were within the scope of IFRS 16 Leases. The Company determined that its three facility agreements, previously classified as operating leases under the principles of IAS 17 Leases, were within the scope of the new standard.
For the lease of our head office facility in Victoria, British Columbia the Company recognized a right-of-use asset and a corresponding lease liability as at January 15, 2019 at which time a modification to an existing, and almost expired, lease agreement was signed. The modification extended the lease term an additional 36 months rendering the practical expedient not applicable to the Victoria facility lease. The right-of-use asset was recognized based on the amount equal to the lease liability, adjusted for any related prepaid and accrued lease payments previously recognized. The lease liability was measured at the present value of the remaining lease payments and was discounted using the Company's estimated incremental borrowing rate as at January 15, 2019, over the term of the lease.
For the two other facility leases identified, the Company was able to apply a practical expedient permitted by the standard, which allowed the Company to account for operating leases with a remaining lease term of 12 months or less as at January 1, 2019 as short term leases. For the three and six month period ended June 30, 2019, the Company incurred short-term lease expense of $15,000 and $31,000 and variable lease expense of $17,000 and $31,000 respectively.
A reconciliation of the operating lease commitments disclosed applying IAS 17 in the December 31, 2018 annual audited financial statements and the least liability recognized at the date of initial application of IFRS 16 is as follows:

$
Operating lease commitments disclosed at December 31, 2018	800
Less: adjustment resulting from lease modification made in January 2019	(497)
Less: operating costs not included in measurement of lease liability	(287)
Less: short-term leases recognized on a straight-line basis as expense	(16)
Lease liability recognized as at January 1, 2019	—
On January 15, 2019 the Company recognized a $425,000 right-of-use asset and a $425,000 lease liability. When measuring the lease liability, the Company discounted lease payments using its incremental borrowing rate at January 15, 2019. The incremental borrowing rate applied to the lease liability on January 15, 2019 was 10%.
The change in accounting policy resulted in the following adjustments to the Statement of Financial Position and Statement of Operations and Comprehensive Loss:

$
January 15, 2019 - Recognition of lease liability	425
Lease liability payments	(52)
Interest expense	21
Foreign exchange impact on lease liability	18
June 30, 2019 - Lease liability	412

Current portion of lease liability	122
Non-current portion of lease liability	290
Lease Liability	412

January 15, 2019 - Recognition right-of-use asset	425
Right-of-use asset amortization	(62)
June 30, 2019 - Right-of-use asset	363

13	Subsequent Events
Subsequent to June 30, 2019, the Company issued 36,800 common shares upon the exercise of 36,800 stock options for proceeds of $112,000. The Company also granted 165,000 stock options to new employees at a weighted average exercise price of $6.42 (CA $8.39).

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